UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated May 5, 2010: Star Bulk Announces New Time Charters for Star Theta, Star Ypsilon and ISO 14000 Certification.

Exhibit 1

STAR BULK ANNOUNCES NEW TIME CHARTERS

FOR STAR THETA, STAR YPSILON AND ISO 14000 CERTIFICATION

ATHENS, GREECE, May 5, 2010 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK), today announced the following:

Star Theta : Time Charter Extension

The Company agreed with present charterers Cargill to extend the current time charter of the Star Theta, a 52,425 dwt 2003-built Supramax vessel, for a minimum 16 months to approximately 18 months, effective as of June 10, 2010. The new employment will be, at a gross daily rate of $19,000 versus $11,300 under the current employment that was due to expire in July 2010. The new contract will contribute minimum $9.3 million to maximum $10.4 million in gross revenue and represents a 68% improvement in gross daily rate over its prior employment.

Star Ypsilon

The Company agreed  a “package deal” with Augustea for the Star Ypsilon, a 150,940 dwt 1991-built Capesize bulk carrier that has been currently serving the COA the Company has with Brazil's Companhia Vale do Rio Doce (VALE), as follows:

a) Augustea time chartered the Star Ypsilon for a minimum 10 months to maximum 12 months at a gross daily rate of $22,350 and b) during the equivalent time period, Augustea will execute the next four (4) cargoes out of a total of seven (7) remaining cargoes under the Vale COA.

ISO 14000 Certification

The Company has gained certification to ISO 14000 Environmental Management standard by Eurocert certifying body. This certification ensures that all shore-side as well as shipboard operations and processes conform to strict standards aimed at protecting the environment and are documented, verifiable and constantly improving.

Akis Tsirigakis, President and CEO of Star Bulk, commented: "We are pleased to extend the charter of the Star Theta to a satisfied customer at an improved rate. We are also pleased to have eliminated any potential exposure from the COA we entered into as a hedge last year while at the same time improving the overall economics. We continue to enhance the quality of our operations while keeping our focus on further reducing operating cost”.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of eleven dry bulk carriers with definitive agreements to buy one and sell one Capesize vessel as well as to build two Capesize vessels. The total fleet consists of six Capesize, and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,462,377 deadweight tons. The average age of our current operating fleet is 10.3 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts :

Company :

George Syllantavos

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: May 5, 2010	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President